LAW OFFICES OF

IWONA J. ALAMI

620 NEWPORT CENTER DR., SUITE 1100

NEWPORT BEACH, CALIFORNIA 92660

(949)760-6880

FAX: (949) 495-9927

E-MAIL: ALAMILAW@AOL.COM

June 11, 2014

Maryse Mills-Apenteng, Esq.

Special Counsel

Luna Bloom, Esq.

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 205-49

RE:	AMARU, INC.
Preliminary Information Statement on Schedule 14A
File May 8, 2014
File No. 000-32695

Dear Ms. Mills-Apenteng and Ms. Bloom:

Amaru, Inc. ("the Company") responds to the Staff's comment letter dated May 14, 2014 by enclosing a copy of this letter via Edgar filing system. Preliminary Information Statement on Schedule 14A, as amended, will be filed by the Company via Edgar filing system together with this letter. The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto.

Second Proposal. Adoption of Company's Compensation Plan

Description of the Compensation Plan, page 9

1.  Duly noted.  The disclosure required by Item 10(a)(2)(i) of Schedule 14A has been provided in the above section and the Preliminary Information Statement on Schedule 14A has been revised accordingly.

In connection with the Staff's comment letter dated May 14, 2014, the Company acknowledges that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Iwona Alami

/Iwona Alami/